Exhibit 99.1
SouFun Announces Unaudited First Quarter 2011 Results
BEIJING, May 11, 2011 — SouFun Holdings Limited (NYSE: SFUN, “SouFun”), the leading real estate and home furnishing Internet portal in China, today announced its unaudited financial results for the first quarter ended March 31, 20111.
Highlights for First Quarter 2011
•	Revenues grew 54.2% to US$40.8 million compared to the first quarter of 2010, and a 68.7% year-over-year increase excluding the effects from prepaid card business.

•	Operating income was US$5.9 million, an increase of 100.3% compared to the first quarter of 2010. Non-GAAP operating income was US$7.9 million, an increase of 69.8% compared to the first quarter of 2010.

•	Net income attributable to shareholders was US$5.7 million, an increase of 142.1% compared to the first quarter of 2010. Non-GAAP net income attributable to shareholders was US$7.7 million, an increase of 89.7% compared to the first quarter of 2010.
“We are happy to see our continuous growth momentum in the first quarter of 2011,” said Vincent Mo, Executive Chairman of SouFun. “SouFun benefits from its strong market leadership in China’s dynamic real estate and home furnishing markets. SouFun will continue to focus on providing internet products and services to everything home in China and its new e-commerce initiative is expected to bring in new revenue potentials.”
Financial Results for First Quarter 2011
Revenues
For the first quarter of 2011, SouFun had total revenues of US$40.8 million, an increase of 54.2% compared to US$26.4 million for the same period of 2010. After excluding the effects from prepaid card business, total revenues for the first quarter of 2011 grow 68.7% compared to the same period of 2010.
Revenue from marketing services was US$28.2 million for the first quarter of 2011, an increase of 57.3% compared to US$17.9 million for the same period of 2010.
Revenue from listing services was US$11.3 million for the first quarter of 2011, an increase of 97.6% compared to US$5.7 million for the same period of 2010.
Revenue from other value-added services and products was US$1.2 million for the first quarter of 2011, a decrease of 56.5% compared to US$2.8 million for the same period of 2010. A year-over-year increase of 125.6% was achieved after excluding US$2.3 million revenue from prepaid card business.
We initiated our e-commerce business for our home furnishing and improvement since the beginning of 2011 and revenue from this business reached US$94,925 for the first quarter of 2011. Leveraging from our home furnishing and improvement portal www.jiatx.com, the e-commerce initiative is expected to generate more revenue in the future.
Cost of Revenue
Cost of revenue was US$13.2 million for the first quarter of 2011, an increase of 60.6% compared to US$8.2 million (excluding cost of product related to prepaid card business) for the same period of last year. The increase is primarily due to the increased staff cost.
Operating Expenses
Operating expenses for the first quarter of 2011 were US$21.7 million, an increase of 66.7% compared to US$13.0 million for the same period of 2010.
Selling expenses for the first quarter of 2011 were US$12.2 million, an increase of 74.7% from US$7.0 million for the same period of 2010, primarily due to increased staff cost.

General and administrative expenses for the first quarter of 2011 were US$9.5 million, an increase of 57.3% from US$6.0 million for the same period of 2010, primarily due to the increased staff cost.
Operating Income
Operating income for the first quarter of 2011 was US$5.9 million, an increase of 100.3% compared to US$3.0 million for the same period of 2010. Non-GAAP operating income for the first quarter of 2011 was US$7.9 million, an increase of 69.8% compared to US$4.7 million for the same period in 2010.
Income Tax Expense
Income tax expense for the first quarter of 2011 was US$2.1 million, an increase of 39.8% compared to US$1.5 million for the same period of 2010.
Net Income Attributable to Shareholders
Net income attributable to shareholders for the first quarter of 2011 was US$5.7 million, an increase of 142.1% from US$2.4 million for the same period of 2010. Non-GAAP net income attributable to shareholders for the first quarter of 2011 was US$7.7 million, an increase of 89.7% compared to US$4.1 million for the same period of 2010.
Cash Flow
As of March 31, 2011, SouFun had cash, cash equivalents and short-term investments of US$259.8 million, compared to US$229.7 million as of December 31, 2010.
Cash flow from operating activities was US$34.6 million for the first quarter of 2011, compared to US$13.0 million for the same period of 2010.
Business Outlook
SouFun adjusted up its estimate of total revenues for fiscal year of 2011 to be between US$280.0 million and US$290.0 million, representing a 32.3% to 37.1% year-over-year growth compared to the total revenues (excluding the effects from prepaid card business) for fiscal year 2010.
Conference Call Information
SouFun’s management team will host a conference call on May 11, 2011 at 8 a.m. U.S. Eastern Time (8 p.m. Beijing/Hong Kong time).
The dial-in details for the live conference call are:
     US Toll Free: 1 866 277 1182
     US Toll/ International: 1 617 597 5359
     Hong Kong: 800 96 3844
     Mainland China: 10 800 130 0399/ 10 800 152 1490
     Passcode: SFUN
     Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.
A telephone replay of the call will be available after the conclusion of the conference call at 11:00 a.m. U.S. Eastern Time on May 11 through May 17, 2011. The dial-in details for the telephone replay are:
     US Toll Free: 1 888 286 8010
     US Toll/ International: 1 617 801 6888
     Passcode: 41490314
A live and archived webcast of the conference call will be available on SouFun’s website at http://ir.soufun.com.
About SouFun
SouFun operates the leading real estate Internet portal and home furnishing and improvement website in China in terms of the number of page views and visitors to its website in 2009. SouFun obtained advertisements from 60.0% of online real estate advertisers among real estate information services websites in China in 2009. SouFun has built a large and active community of users who are attracted by the comprehensive real estate and home furnishing and improvement content available on its portal that forms the foundation of its service offerings. SouFun currently maintains 65 offices to focus on local market needs and its website and database contains real estate-related content coverage of 106 cities in China. For more information about SouFun, please visit http://www.soufun.com.
Safe Harbor Statements
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.
These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook for the fiscal year of 2010 and comments by management in this release and SouFun’s strategic and operational plans and future market positions. SouFun may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about SouFun’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, SouFun’s limited operating history, the current global financial and credit markets crisis and its potential impact on the Chinese economy, measures taken or to be taken by the Chinese government to control real estate growth and prices and other events which could recur in the future, the uncertain regulatory landscape in China, fluctuations in SouFun’s quarterly operating results, its reliance on online advertising sales and listing services for its revenues, any failure to successfully develop and expand its content, service offerings and features, and the technologies that support them, and any failure to successfully integrate acquired businesses.
Further information regarding these and other risks and uncertainties is included in SouFun’s prospectus dated September 16, 2010 and its other filings with the U.S. Securities and Exchange Commission. SouFun does not assume any obligation to update any forward-looking statements in this release and elsewhere, which apply only as of the date of this press release.
For investor and media inquiries, please contact:
Jill Jiao
Investor Relations Director
SouFun Holdings Limited
Tel: +86 (10) 5930 6668
E-mail: ir@soufun.com